Exhibit 2

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	WPP PLC

2. Reason for Notification
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other: Please Specify
3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.
5.Date of the transaction and date in which threshold is crossed or reached	21/03/2010
6.Date on which issuer notified	22/03/2010
7. Threshold(s) that is/are crossed or reached:	5%.

8. Notified details:
A: Voting rights attached to shares
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
	65,390,288	65,390,288	1,954,729	1,954,729	60,152,383	0.16	4.80
B3DMTY0

B: Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Expiration date	Exercise / conversion period	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total A + B + C
Number of Voting Rights	% of voting rights
62,107,112	4.95%

Proxy Voting
10. Name of proxy holder:
11. Number of Voting rights Proxy Holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13.Additional Information:
14. Contact Name	Kyere Tabiri
15. Contact telephone number	020 7003 1510